SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, June 26th, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3/ NYSE: SUZ), in compliance with of Law No. 6.404, of December 15th, 1976, as amended, Resolution No. 44, of August 23rd, 2021, and CVM Resolution No. 80, of March 29th, 2022, as amended, in line with the best corporate governance practices and following up on the Material Fact disclosed on May 22nd, 2024, informs its shareholders and the market in general that, after some negotiations with the International Paper Company ("International Paper") regarding a potential transaction between the companies, the Company has reached what it believes to be the maximum price for the transaction to generate value for Suzano, without engagement from the other party. Therefore, in observance of its commitment to capital discipline, Suzano formalizes that it will not pursue a transaction involving the acquisition of International Paper.
It is important to emphasize that it has always been a condition of Suzano for the completion of this transaction that the engagement between the parties be based on private, confidential, and amicable terms. As it was not possible to proceed in this manner, Suzano has decided to terminate the negotiations.
São Paulo, June 26th, 2024.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer